

May 9, 2025

Mark D. Mordell
Chief Executive Offcier
Avidbank Holdings, Inc.
1732 North First Street
6th Floor
San Jose, CA 95112

> **Re: Avidbank Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 11, 2025**
> **CIK No. 0001443575**

Dear Mark D. Mordell:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration on Form S-1

Financial Performance & Positioning, page 3

1. We note your statement on page 3 that during 2023 you faced significant challenges due to several high-profile bank failures but "quickly navigated these challenges by implementing strategic measures to fortify our balance sheet and maintain our clients' confidence." Please revise to quantify the impact on growth and profitability to provide context and further clarify the measures you implemented.

Growing Foundation of Core Deposits, page 10

2. We note your disclosure that brokered deposits totaled $70.8 million as of December 31, 2024, down from $96.1 million in 2023. However, you also disclose that, due to

exceeding the 20% cap on reciprocal deposits under FDIC regulations, an additional $470 million of deposits were classified as brokered. Please revise your disclosure to clarify the total amount of deposits classified as brokered under applicable FDIC rules. Additionally, discuss the potential implication of these classifications, if material, on your liquidity position. In this regard, please revise the first risk factor on page 39 to quantify your qualifying reciprocal deposits as of the most recent practicable date, which will provide context regarding the reference to amounts that exceed the FDIC's 20% regulation.

Summary of Risk Factors, page 25

3. We note that your risk factors exceed 15 pages. Please revise the summary risk factors to be no more than two pages. Refer to Item 105(b) of Regulation S-K.

Risk Factors
Our business and operations are concentrated in California, page 28

4. We note from your disclosure that a significant portion of your loan portfolio is concentrated in the San Francisco Bay Area. Please revise your disclosure to include a more detailed discussion of the risks associated with this geographic concentration. In particular, consider discussing regional economic trends and declines in commercial real estate values and office-occupancy that could materially impact property values.

Our largest deposit relationships currently, page 39

5. We note your risk factor disclosure that your 10 largest deposit relationships represent approximately $440 million or 23% of total deposits. Please revise here or where appropriate to provide additional disclosure regarding these depositors, such as whether they are concentrated in a particular industry or geography and whether their deposit relationships are contractual or relationship based.

Management's Discussion and Analysis of Financial Condition
Results of Operations, page 71

6. We note the statement in Use of Proceeds that you may engage in repositioning of a substantial portion of your available-for-sale securities portfolio. Please revise to address the reasonably likely impact to your balance sheet. It appears that it may reasonably likely result in a material event or uncertainty that is reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. See Item 303(a) of Regulation S-K.

7. We note references to your low-cost of deposits and funding. Please revise here or where appropriate to provide, in a tabular form, information regarding average balances of loans and borrowings and effective interest yields and cost of funds rates. To the extent material, clarify differences in costs among sources of funding, including from the reciprocal deposit network and One-Way Buy deposits.

Loans, page 76

8. We note your disclosure on page 77 that Venture loans totaled $263.4 million as of December 31, 2024 and represented 14% of your total loan portfolio, and that repayment of these loans may be dependent upon receipt by borrowers of additional

equity financing from venture firms or others, or in some cases, a successful sale to a third party, public offering or other form of liquidity event. We further note disclosure on page 69 that Venture loans are made to companies with modest or negative cash flows and no established record of profitable operations. Please revise your filing, where appropriate, to disclose in detail: (i) your origination policies and procedures for your Venture loans; (ii) typical loan terms, including when receipt of equity warrants may occur; and (iii) how you monitor the borrower's performance and the collection of these loans subsequent to origination.

Risk Framework, page 87

9.   We note the statement on page 4 that a key initiative started in 2023 was bolstering your treasury management team, which was involved in responding to these recent industry-wide deposit liquidity challenges. Please revise the ALCO discussions on page 88, 90 or where appropriate to clarify whether and how the treasury management team was made a part of the ALCO, and if not, how the treasury management team's role relates to the ALCO. Additionally, clarify the steps you took in 2023 and 2024 to bolster the treasury management team.

Financial Performance & Positioning, page 93

10.   We note your statement on page 13 and elsewhere that you reduced uninsured deposits from 85% as of December 31, 2022 to 33% as of December 31, 2024 through expanded insurance solutions. However, we note your statement on page 93 that you decreased your uninsured deposits to 33% as of December 31, 2023. Please reconcile these statements and also revise to describe the nature of your insurance solutions, any material terms or limitations, associated costs, and any risks these arrangements may present.

11.   Please revise to clarify how in your experience "venture relationships traditionally generate higher deposit balances relative to loan demand" and explain the extent to which this impacts your risk profile. For example, please address material impacts of Venture Lending, which appears to be approximately 16% of your loan portfolio, contributing approximately 36% of your deposit funding.

12.   Please revise here and page 15 or where appropriate to explain how you define a "venture-backed technology" company. In this regard, it is unclear if the venture-backed technology companies constitute all of your borrowers with "negative cash flows and no established record of profitable operations."

Scalable Business Model and Expense Management, page 104

13.   We note your statement that you "intend to selectively incorporate artificial intelligence ("AI") to enhance employee efficiency by automating routine tasks and streamlining workflows." If material, revise to describe in greater detail your specific plans to implement AI, including the anticipated timing and any material steps you have already taken or plan to take toward implementation.

<u>Business</u>
<u>Competition, page 107</u>

14.   We note the references to your venture lending and specialty finance teams and how they compete nationally and in the Bay Area. Please revise to address your competitive position in these industries and clarify the methods of competition.

<u>Securities Ownership of Certain Beneficial Owners and Management, page 146</u>

15.   Please disclose the natural persons who have voting and dispositive control over the shares owned by all entities listed as greater than 5% shareholders in the beneficial ownership table.

     Please contact John Spitz at 202-551-3484 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Craig Miller